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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                 SCHEDULE 14D-9
                               (Amendment No. 69)
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ----------------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)
                             ----------------------
                    Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)
                             ----------------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                             ----------------------
                               DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                       1300 S.W. Fifth Avenue, Suite 3800
                               Portland, OR 97201
                                 (503) 227-5581
 (Name, Address and Telephone Number of Person authorized to Receive Notice and
           Communication on behalf of the Person(s) Filing Statement)
                             ----------------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                              MARIO A. PONCE, ESQ.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                               New York, NY 10017
                                 (212) 455-2000
                             ----------------------
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 69 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Item 4(b) is hereby amended by adding the following at the end thereof:

         On September 13, 2001, Mr. Rogel telephoned Mr. McDougall to discuss the Revised Offer. Mr. Rogel did not provide any new information. Mr. McDougall indicated Willamette would consider any serious offers. Mr. Rogel said many considered the Revised Offer serious and that with recent and expected economic events more would do so. He indicated a desire to proceed with a transaction as the process was impairing both Wayerhaeuser and Willamette, but also indicated his willingness to wait until another vote for directors.

         On September 14, 2001, the Purchaser extended the Revised Offer until 12:00 midnight New York City time on October 17, 2001.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2001        WILLAMETTE INDUSTRIES, INC.

                                 By: /s/ DUANE C. MCDOUGALL
                                     ----------------------
                                 Name:  Duane C. McDougall
                                 Title: President and Chief Executive Officer